August 5, 2005



Board of Directors
The Korea Fund, Inc.
c/o Scudder Investments.
345 Park Avenue
New York, NY 10154
Attn:  Robert Callander, Chairman



Dear Mr. Callander:

We have reviewed the notice of Meeting issued by Korea Fund, Inc. (the "Fund") on July 26, 2005, in which it was announced that the Annual Shareholders' Meeting ("AGM") will take place on December 14, 2005.

The date of the Annual Shareholders Meeting
-------------------------------------------

We are surprised and once again highly concerned by the Board's decision to hold the meeting in December and the possible motives and strategy behind the decision.

Whilst we have issues with the possible reasons, we accept that the Board has a legal right to determine the date at which the AGM is going to be held. However, the 2005 meeting has effectively been postponed. As background, you will be aware, the Fund's AGM has historically been held during October. This has been the case at least since 1999:

--------------- ------------------------------------
YEAR            DATE OF  AGM
--------------- ------------------------------------
2004            Wednesday 6 October, 2004
--------------- ------------------------------------
2003            Wednesday 1 October, 2003
--------------- ------------------------------------
2002            Wednesday  2 October, 2002
--------------- ------------------------------------
2001            Wednesday  3 October, 2001
--------------- ------------------------------------
2000            Wednesday  4 October, 2000
--------------- ------------------------------------
1999            Wednesday  20 October, 1999
--------------- ------------------------------------

We would remind you that on April 15, 2005, the Brazil Fund, Inc. ("BZF") and Scudder Global High Income Fund, Inc. ("LBF") announced that their 2005 annual meetings would be held on Wednesday, October 5, 2005, at the offices of Deutsche Asset Management, the Funds' portfolio manager. BZF's board of directors "determined to hold the meeting in October, rather than July, to enable the Fund time to complete, prior to the annual meeting, its previously announced in-kind repurchase offer for up to 50% of its shares". LBF's board of directors also "determined to hold the annual meeting in October, rather than July, so that the meeting will occur on the same day as that of other closed-end funds overseen by the board". On July 8, 2005 Scudder New Asia Fund ("SAF") and Scudder Global Commodities Stock Fund ("GCS") announced that their AGM's would be held on October 6, and 14, 2005 respectively.

Therefore, up until the recent announcement, Fund shareholders would have been under the impression that their annual meeting would be in October, not just because of precedent, but also because it had seemed as if all of the AGM's of the aforementioned funds were being aligned.

However, we may now have to wait until December for the Fund's AGM. Could it have anything to do specifically with the Fund? Could it be for reasons associated with the tender offer? If so, then wouldn't BZF's annual meeting be postponed as well, since BZF is also having a tender. However, BZF's annual meeting is still to be in October. So, are we to deduce that the possible reason for the deferral of the annual meeting until well after the tender is because the Board is in some way attempting to influence the election of its own slate of Directors? Alternatively, are we to deduce that the Board is having some difficulty in identifying Director candidates?

Until we have answers to the above questions, City of London ("CoL") would suggest that the Board is speculating that, as a result of the 50% in-specie tender offer, a majority of the institutional shareholders of the Fund would have tendered their shares during August. This would mean that these accepting shareholders would not be able to vote for CoL's Director candidates in the December AGM. These votes are particularly important in the current situation, in which we have proposed two candidates to compete against the Board's potential candidates. It would seem to us, therefore, that the Board's postponement of the AGM is driven by self-interest and is yet another possible demonstration of a poor corporate governance policy.

Fund's smaller shareholders' best interest not being looked after
-----------------------------------------------------------------

However, as you are aware, many smaller Fund shareholders are extremely concerned that they are unable to take advantage of the tender offer, which because of the construction you have used virtually ensures that they can not participate. The Fund's smaller shareholders' uneasiness is also a major issue for us. We strongly believe that all shareholders should be treated equally. This should be, and should have always been one of the highest priorities for the Board. The Board, once again, does not seem to be pursuing the best interest of all shareholders. So, as was the case last year, we will rely on these shareholders for support, in the knowledge that this further possible demonstration of a poor corporate governance policy by the Board will inevitably provide us with further significant support.

Mr. Callander's attempt at re-election
--------------------------------------

It is also of concern to CoL that you have agreed to stand for re-election at the 2005 AGM. You will recall that there was an announcement to the effect that you were going to step down from the Board. This announcement was made via the Fund's Schedule 14A filing on August 20, 2004. However, the Fund in its press release of December 15, 2004 announced that "William H. Luers would continue as a Director until his term expired at the fund's 2005 annual meeting, and that Mr. Callander, because of his responsibilities as Chairman of the Board, had agreed to stand for reelection at the 2005 meeting. The Fund had previously indicated that both directors were expected to retire in April 2005".

Thus, Mr. Callander, you should have already retired and, in fact, should not be able to be re-elected. The announcement on August 20, 2004 is clear: "..Messrs. Callander and Luers will resign from the Board on or about April 30, 2005 in accordance with the Boards' retirement policy". Therefore, there is a Fund policy that rules the director's election procedures and the only way, Mr. Callander, that you could be re-elected is if the Fund's bylaws are amended. It would seem that this would be driven by self-interest, and constitute yet another example of poor corporate governance policy.

So, we would ask the question, Mr. Callander, why is it not possible to replace you? We would suggest that your skills and knowledge specific to the Fund are not unique. To provide some background, you became Chairman of SAF, BZF and the Fund in 2004. These are all ex-Scudder, now Deutsche, closed-end funds, and they are all equity-based funds that invest in either Asia or Brazil. You are additionally on the Board of the recently formed GCS, which invests in commodities-related industries and you are Chairman of LBF, which invests in global high yielding debt securities. We would suggest that your re-election attempt is unrealistic and ill-advised, given that it is not possible under the Fund's current bylaws, and above all, it is not in the best interest of shareholders.

Since your appointment as Chairman, the problems experienced by the three above-referenced equity-based closed-end funds seem to have increased. First, they all have in the recent past had a discount problem, that is, the discount has been too high. In all cases, discounts have been in the 15% to 20% range for significant periods of time. Additionally, none of the funds provide attribution of returns and, as far as we can see, there is no visibility of either the Manager or the Chairman.

Each of these funds seems to have a different fundamental strategy related to structure and continuation: SAF is proposing becoming an open-end fund, BZF and the Fund are proposing large tenders, and BZF and the Fund are both battling with institutional shareholders. The Boards seem to find differing reasons for each fund as to why for some shareholders it is better to have a closed-end vehicle whereas in other cases, open-ending would be in the shareholders' best interest. These strategies point in the direction of a Chairman with an inconsistent strategy. They also show that the Chairman does not seem to appreciate that in each fund he ultimately represents the interest of the shareholders. With these types of actions, shareholders' concerns can only increase.

As an example of the lack of communication with shareholders, on July 8, 2005, SAF announced that it was going to open end by merging with Scudder Emerging Markets Fund, an open-end fund. There was no communication with shareholders as far as we can determine in advance of this announcement. The Fund had a very significant level of exposure to Japan. It provided Asian exposure. The principal country exposure was recently South Korea 22%, Japan 20%, Taiwan 15%, HK 14% and China 6%. Existing shareholders in SAF don't have a choice, they are going to receive units of the Scudder Emerging Markets Fund. The principal country exposure of this fund was recently South Korea 5%, Taiwan 3%, Brazil 3%, India 2%, Russia 2%. In addition, there is a potential penalty for early sale, the point about this is not the uplift in share price (the shares were recently trading at an 11% discount) or the fact that the proposal will probably pass, but the indifference to shareholder interest and good corporate governance. Why is this open-end fund being chosen (selected or recommended) by this supposedly independent Board as the Fund of Choice? In our opinion, this SAF example demonstrates poor communication skills.

We are shareholders in SAF and yet we have never met the manager. Similarly, we have never heard from a member of the Board. The quality of information from the Fund is poor, and there is no attribution. The recent announcement was incomplete, and actually raised more questions than it answered. Upon reading it, it would not assist a shareholder in making an informed investment decision.

We would suggest that the decision to open end was taken by Deutsche and we would further suggest that a lawyer who knew little about investments drafted the Announcement. It would appear that neither the Chairman nor the rest of the Board had any involvement in the decision to open end and, furthermore, that the Chairman did not consider the needs of the shareholders, their risk profile, or their requirements. In addition, we would suggest that it is very odd to sell the virtues of a closed-end fund structure for many years only to then virtually force an open-end fund structure upon what are convinced closed-end fund shareholders. We would ask the question, why is it that when there is a proposal from an institutional shareholder to open end a fund, does the institutional shareholder invariably receive the response that this would not be for the benefit of all shareholders, and yet, when it is proposed by their manager (Deutsche) it is suddenly for the benefit of all shareholders?

We believe that an aware, knowledgeable and independent Chairman would not have accepted or allowed most of the above.

In conclusion, most of the issues that we have raised over the past few years are common to all of the three funds mentioned above. These include potential poor corporate governance, including poor quality information, no attribution, poor quality investor relations, and lack of director/ investor contact. These are issues of direct interest to, and directly under the responsibility of, the Board. However, the Board is led by a Chairman, and the Chairman of all three Funds is you, Mr. Callander.

CoL believes that there are too many coincidences in all of the above-mentioned issues to believe they are purely coincidences. A common denominator, amongst possible others, is a Chairman that is not undertaking his job properly.

There have been enough major issues in the short period of time that you have been Chairman of the funds to justify this view. Out of three closed-end funds, we will have one becoming an open-end fund and two closed-end funds that will, going forward, potentially be half of their present size.

It is certainly worth making a final point: closed-end funds are competing for attention in a crowded marketplace. Therefore, like any other product, they need to be competitive. We believe that in order for Boards to do their job of safeguarding shareholders's best interest, they must remain in very close contact with shareholders to better understand their needs.

It is not our goal to reduce the size of the closed-end fund sector but, on the contrary, to create a better environment of accountability and transparency and to encourage the creation of more competitive products in order to attract a larger number of investors to the closed-end fund industry. We are not fighting against Boards. Our intention is to bring to their attention the fact that the industry has changed, and they need to change accordingly if the industry is to grow.

CoL non-acceptance of the in-specie distribution
------------------------------------------------

Had the Board that you chair maintained a high standard of corporate governance, the Fund would probably not be facing the possibility of being halved in size. And the latter possibility certainly does not suit our needs as long-term investors who need to allocate resources to South Korea as mandated by our clients. Accordingly, we will not be accepting the Fund's in-specie distribution.

In our opinion, Mr. Callander, we strongly suggest that you follow the Boards' retirement policy and retire at the time specified by such policy, which is effectively now. Again, there have been enough major issues in the short period of time that you have been Chairman of the funds to justify this view. Moreover, we believe that rules and policies are there for a reason, safeguarding shareholders' rights. As such, these rules should be strictly followed, not broken or modified to suit an individual's interests over those of the Fund or its shareholders.

CoL's present voting intentions
-------------------------------

Under the current circumstances, it is our intention to vote in favor of the two candidates CoL has proposed, Mr. Timothy Roy Henry Kimber and Mr. Donald William Henry McCowan at the vote for Directors in the forthcoming AGM. It is also our intention to vote in favor of Mr. Kesup Yun if he decides to run for re-election.


Yours truly,


/s/ Barry M. Olliff
-------------------------
Barry M. Olliff
Director